UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

CULP, INC.

(Exact name of registrant as specified in its charter)

North Carolina	1-12597	56-1001967
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

1823 Eastchester Drive High Point, North Carolina	27265
(Address of principal executive offices)	(Zip Code)

(336) 889-5161

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022.

Section 1 – Conflict Minerals Disclosure

Item 1.01 CONFLICT MINERALS DISCLOSURE AND REPORT

Company Background

Culp, Inc. (the “Company”) manufactures, sources, develops, and sells mattress fabrics and sewn covers used for covering mattresses, foundations, and other bedding products; and upholstery fabrics, including cut and sewn kits, primarily used in the production of upholstered furniture.

The Company had two operating segments during the 2022 calendar year: mattress fabrics and upholstery fabrics.

Mattress Fabrics

The mattress fabric segment markets primarily knitted and woven fabrics, as well as sewn covers made from such fabrics, to bedding manufacturers who use these fabrics and covers in the production of various bedding products, including mattresses, foundations, and mattress sets.

Upholstery Fabrics

The upholstery fabrics segment markets a variety of fabric products primarily to residential and commercial furniture manufacturers who use these fabrics in the production of upholstered furniture, including sofas, recliners, chairs, loveseats, sectionals, sofa-beds, office seating, and theater seating.

Additionally, through the Company’s wholly-owned subsidiary, Read Window Products, LLC (“Read”), this segment also provides window treatments and sourcing of upholstery fabrics and other products, as well as measuring and installation services of Read’s products, to customers in the hospitality and commercial industries. Read’s custom product line includes motorization, shades, upholstered drapery, upholstered headboards, and shower curtains. Read also supplies soft goods such as decorative top sheets, coverlets, duvet covers, bed skirts, bolsters, and pillows.

Because the Company manufactures and contracts to manufacture products from materials and components acquired from third parties, it must rely on its direct suppliers (and they in turn rely upon their suppliers) to determine whether any of the materials and components included in our products include any “conflict minerals” (as defined in Section 1, Item 1.01(d)(3) of Form SD) (collectively, the “Subject Minerals”) and, if any of the Subject Minerals are included in any product, the source of the Subject Mineral.

The Company supports efforts to end the human suffering associated with the mining of Subject Minerals in the Democratic Republic of the Congo and adjoining countries (the “Covered Countries”) that directly or indirectly finance or benefit armed groups that have been identified as perpetrators of serious human rights abuses.

Conflict Minerals Disclosure

We have concluded in good faith that for the reporting period of January 1, 2022, to December 31, 2022:

•
We have manufactured and contracted to manufacture products as to which Subject Minerals are necessary to the functionality or production of our products.

•
Based on a “reasonable country of origin inquiry” we know or have reason to believe that the necessary Subject Minerals did not originate in the Covered Countries.

To determine whether any of the Subject Minerals existed in any of our products, we performed a combination of due diligence procedures. These procedures included obtaining written certifications from direct suppliers that were either (i) identified as significant (inventory purchases greater than $400,000) or (ii) provided products that had a higher risk of containing Subject Minerals regardless of the dollar amount of inventory purchases, in each case as determined by the Company’s management. We performed our due diligence procedures on direct suppliers that represented 90.4% of our procurement activities.

In conjunction with or as a follow up after determining whether any of our products included any of the Subject Minerals, we conducted a reasonable country of origin inquiry (“RCOI”), as the term is used in Item 1.01 of Form SD, to determine whether the Subject Minerals in our products originated from the Covered Countries. We conducted this RCOI by obtaining written certifications from direct suppliers that were identified as significant (inventory purchases greater than $400,000) by the Company’s management, and by obtaining written certifications from the direct suppliers that were identified through the due diligence process described above as having products that contained Subject Minerals. We sent written certifications to direct suppliers for this RCOI that represented 90.4% of our total procurement activities for the year, and all of these suppliers provided responses to our request for written certifications.

As a result of our RCOI conducted as described above, all our applicable suppliers who contribute necessary Subject Minerals have provided a response to our request for written certifications. Based on the written certifications that were obtained, we know or have reason to believe that the necessary Subject Minerals included in our products did not originate from the Covered Countries.

In accordance with Rule 13p-1 under the Securities Exchange Act of 1934, we filed the Specialized Disclosure Form. A copy of this form is publicly available at www.culp.com.

Section 2 – EXHIBITS

None

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

May 22, 2023	/s/ Thomas B. Gallagher, Jr.
VP – Finance & Principal Accounting Officer